       As filed with the Securities and Exchange Commission on December 16, 1996


                                              Registration No. 333-
                                                                   ------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                        AAVID THERMAL TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)

         DELAWARE                                         02-0466826
    (State or other juris-                             (I.R.S. Employer
    diction of incorporation                             Identification
    or organization)                                        Number)
                               ONE EAGLE SQUARE
                              CONCORD, NH 03301
                                (603) 224-1117

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        AAVID THERMAL TECHNOLOGIES, INC.
                  1995 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN
                            (full title of the plan)


                              RONALD F. BORELLI
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        AAVID THERMAL TECHNOLOGIES, INC.
                               ONE EAGLE SQUARE
                              CONCORD, NH 03301
                                (603) 224-1117

(Name, address, including zip code, and telephone number, including area code, of agent for service)


            Copies of all communications, including all communications sent to the agent for service, should be sent to:

      JOHN W. MITCHELL, ESQ.                        PAUL JACOBS, ESQ.
      VICE PRESIDENT AND GENERAL COUNSEL            FULBRIGHT & JAWORSKI L.L.P.
      AAVID THERMAL TECHNOLOGIES, INC.              666 FIFTH AVENUE
      ONE EAGLE SQUARE                              NEW YORK, NEW YORK  10103
      CONCORD, NH 03301


                         CALCULATION OF REGISTRATION FEE

                                                              Proposed maximum           Proposed maximum          Amount of
Title of Securities to be           Amount to be              offering price per         aggregate offering        registration fee
registered                          registered                share                      price
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par
value per share...........          82,500 shares             $9.8125 (1)                $809,532                  $246
Common Stock $.01 par
value per share...........          17,500 shares             $0.19   (2)                $  3,325                  $  1
                                   --------------                                       ---------                  ----
Total Maximum Offering
Price and Registration
Fee.......................         100,000 shares                                        $812,857                  $247
===================================================================================================================================

(1) THE PRICE IS ESTIMATED IN ACCORDANCE WITH RULE 457(h)(1) UNDER THE SECURITIES ACT OF 1933, AS AMENDED, SOLELY FOR THE PURPOSE OF CALCULATING THE REGISTRATION FEE, BASED ON THE AVERAGE OF THE HIGH AND LOW PRICES OF THE COMMON STOCK AS REPORTED ON THE NASDAQ NATIONAL MARKET ON DECEMBER 12, 1996.

(2) REPRESENTS THE PRICE AT WHICH THE INDICATED OPTIONS MAY BE EXERCISED UNDER THE 1995 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN.

 PROSPECTUS

                                 100,000 SHARES

                         AAVID THERMAL TECHNOLOGIES INC.

                                  COMMON STOCK

         This Prospectus relates to the offer and sale of up to 100,000 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Aavid Thermal Technologies, Inc. (the "Company"). The Shares are being offered by certain stockholders of the Company (the "Selling Stockholders") who purchased such Shares pursuant to the Company's 1995 Non-Employee Director Stock Option Plan (the "Plan"). The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions for their own accounts (which may include block transactions) in the over-the-counter market (including the Nasdaq National Market), or on any exchange on which the Common Stock may then be listed, in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders may also sell such Shares pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), or may pledge Shares as collateral for margin accounts and such Shares could be resold pursuant to the terms of such accounts. The Selling Stockholders and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act, and any concessions received by them and any profit on the resale of the Shares may be deemed to be underwriting discounts or commissions under the Securities Act. See "Selling Stockholders" and "Plan of Distribution."

         The Common Stock of the Company is traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "AATT." The last sale price as reported on the Nasdaq National Market for the Common Stock on December 12, 1996 was $10.00 per share.

         None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear all expenses in connection with the registration of the Shares being offered by the Selling Stockholders. See "Plan of Distribution."

         SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  THE DATE OF THIS PROSPECTUS IS DECEMBER 16, 1996

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information may also be inspected at the reading room of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

         This Prospectus constitutes a part of a Registration Statement on Form S-8 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement together with exhibits may be inspected at the offices of the Commission as indicated above without charge and copies thereof may be obtained therefrom upon payment of a prescribed fee.

         Private Securities Litigation Reform Act Safe Harbor Statement. This Prospectus (including the documents incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company, as well as assumptions made by and information currently available to the management of the Company. When used in this Prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. For a discussion of such risks, see "Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents filed by Aavid Thermal Technologies, Inc. (the "Company") with the Commission (File No. 0-27308) are incorporated herein by reference:

                  (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended.

                  (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1996.

                  (iii) The Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 1996.

                  (iv) The Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 1996

                  (v) The Company's Current Report on Form 8-K dated May 16, 1996, as amended.

                  (vi) The Company's Current Report on Form 8-K dated August 29, 1996.

                  (vii)    The Company's Form 8-A dated January 25, 1996.

         In addition to the foregoing, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in the Registration Statement and to be part hereof from the date of filing of such documents or Reports. Any statement contained in a document incorporated by reference in the Registration Statement, unless otherwise indicated therein, speaks as of the date of the document. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of the Registration Statement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement. The information contained in this Prospectus relating to the Company should be read together with the information contained in the documents incorporated herein by reference.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all the documents incorporated herein by reference (other than exhibits to such documents). Requests for such copies should be directed to: Aavid Thermal Technologies, Inc., One Eagle Square, Suite 509, Concord, NH 03301, Attention: Company Secretary, telephone number:
(603) 224-1117.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," appearing elsewhere or incorporated by reference in this Prospectus.

                                   THE COMPANY

         Aavid Thermal Technologies, Inc. ("Aavid" or the "Company") is a leading provider of thermal management products that dissipate unwanted heat in electronic and electrical components and systems. The Company's thermal management products, which include aluminum and copper heat sinks, heat sink/fan combinations, heat pipes, liquid cooled cold plates, attachment accessories, compliant interface materials and conductive adhesives, operate by conducting, convecting and radiating away unwanted heat. Substantial engineering is involved in designing the product to maximize heat dissipation and minimize customers' assembly costs. The Company believes it has the broadest range of products in the thermal management industry.

         Increases in silicon and system integration, higher processing speeds and frequencies, smaller form factors, more sophisticated power requirements and other advances in chip technology are creating increasing heat dissipation problems in electronic and electrical components and systems. The Company utilizes a broad array of technologies, design and application engineering services and software tools to develop product solutions that address customers' thermal management problems. The Company seeks to work closely with its customers' engineering personnel to achieve "design-in" of the Company's products and to focus its research and development efforts.

         Aavid's strategy is to expand its technological capabilities, capitalize on its manufacturing strengths, work closely with its customers and expand its international presence in order to strengthen its position as a leading provider of thermal management solutions. Aavid's highly diversified customer base includes OEMs, distributors and contract manufacturers serving major industry segments, including the computer, semiconductor, telecommunications, transportation and power conversion industries. The Company conducted business in 1995 with over 2,000 customers. The Company's customers include Allen-Bradley, AT&T, Chrysler, General Electric, Hewlett-Packard, IBM, Intel, Motorola, Packard Bell and StorageTek.

        The Company, through its wholly-owned subsidiary, Fluent Inc. ("Fluent"), is a leading developer and marketer of computational fluid dynamics ("CFD") software which enables sophisticated simulation and analysis of air and other fluid flows, heat and mass transfer, chemical reaction and related phenomena. In May 1996, Fluent acquired Fluid Dynamics, Inc. ("FDI"), a leading computational fluid dynamics company. Fluent's software and problem-solving support services are used by its customers' advanced product and process engineering groups for detailed product development, design optimization and trouble shooting. By providing detailed information and the ability to model and simulate, Fluent's software can significantly reduce its customers' engineering costs and time to market, while improving the final product design. Fluent's software is used in a broad range of applications, including design of automobiles, electronic systems, aerospace components and combustion systems, as well as process plant engineering. Fluent enhances the Company's ability to develop high-end application engineering solutions and sophisticated design tools for thermal management customers. The Company intends to leverage Fluent's international presence to accelerate Aavid's penetration into international markets.

         The Company was incorporated in Delaware in October 1993. Aavid Engineering, Inc. ("Aavid Engineering"), the Company's predecessor which was acquired by the Company in October 1993, was incorporated in New Hampshire in February 1964. As used in this Prospectus, references to "Aavid" and the "Company" include Aavid Thermal Technologies, Inc. and its subsidiaries, including Aavid Engineering, Fluent and Fluent's subsidiary FDI. Aavid Engineering does business under the name "Aavid Thermal Technologies." The Company's principal executive offices are located at One Eagle Square, Suite 509, Concord, New Hampshire 03301 and its telephone number is (603) 224-1117. The Aavid World Wide Web address is http://www.aavid.com.


                               RECENT DEVELOPMENT

        Effective October 15, 1996, Ronald F. Borelli, a director of the Company, became Aavid's President, Chief Executive Officer and Chairman of the Board of Directors. Mr. Borelli succeeded Alan Beane, who had been Aavid's President and Chief Executive Officer and a principal stockholder since 1985 and David Steadman, Aavid's Chairman. Messrs. Beane and Steadman will continue as members of the Board.

                                  RISK FACTORS

         An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such difference include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.

Potential Fluctuations in Operating Results. The Company's quarterly and annual operating results are affected by a wide variety of factors, many of which are outside the Company's control, that have in the past and could in the future materially and adversely affect net sales, gross margins and profitability. These factors include the volume and timing of orders received, competitive pricing pressures, availability and cost of raw materials, changes in the mix of products sold, potential cancellation or rescheduling of orders, changes in the level of customer inventories of the Company's products, the timing of new product and manufacturing process technology introductions by the Company or its competitors, availability of manufacturing capacity and market acceptance of new or enhanced products introduced by the Company. Additionally, the Company's growth and results of operations have in the past been, and would in the future be, adversely affected by downturns in the semiconductor or electronics industries. The Company is limited in its ability to reduce costs quickly in response to revenue shortfalls, and this limitation will be exacerbated to the extent the Company adds additional manufacturing capacity. The need for continued investment in research and development could also limit the Company's ability to reduce expenses quickly. As a result of these factors, the Company expects its operating results to continue to fluctuate. Results of operations in any one quarter should not be considered indicative of results to be expected for any future period, and fluctuations in operating results may also cause fluctuations in the market price for the Common Stock. While the Company targets certain high growth segments of the thermal management market, the overall market for thermal management products is growing at a relatively modest rate. There can be no assurance that the overall thermal management market, the segments of the market served by the Company or the Company will continue to grow in the future. Historically, sales have been negatively affected in the third quarter of each year due to lower customer demand during the summer months as well as lower production levels due primarily to employee vacations. The Company anticipates the seasonality of its business will be exacerbated by its acquisition of Fluent, which historically has had substantially lower revenues in the second and third calendar quarters than in the first and fourth calendar quarters due to the summer slowdown in Europe and the budgeting and purchasing patterns of its customers. See "-Dependence on Emerging Digital Market," "-Dependence on Electronics Industry; Cyclicality of Semiconductor Industry," "-Risks Associated with Manufacturing Capacity and Fixed Costs" and "-Rapid Technological Change."

Dependence on Emerging Digital Market. A significant portion of the recent growth in the Company's net sales has been, and is expected to continue to be, dependent upon sales of thermal management products for digital electronics applications within the Company's markets, consisting primarily of microprocessors and related chip sets. The Company's sales for digital electronics applications accounted for approximately 11%, 14%, 18%, 20% and 20% of net sales in 1992, 1993, 1994, 1995 and the first nine months of 1996, respectively. The market for thermal management products for commercial digital electronics applications has only recently emerged and is characterized by more rapid and uncertain technological change, shorter product lifecycles, greater pricing pressure and increasing foreign and domestic competition as compared to the market for power electronics applications. Beginning in the fourth quarter of 1995 and continuing in the first six months of 1996, the Company has experienced decreased demand for products for digital electronics applications, which the Company believes resulted from a downturn in the semiconductor industry as reflected in decade lows in industry book-to-bill ratios. The Company has had limited experience in developing thermal management products for digital electronics applications, and there can be no assurance that the Company will be able to adapt to the rapidly changing conditions in this market. There also can be no assurance that the demand for thermal management products for digital electronics applications within the Company's markets will continue to grow.

         A competitor of the Company has commenced a legal action against the Company alleging that the Company's method of manufacturing substantially all the Company's products for digital electronics applications infringes this competitor's patent. While the Company believes, based on the advice of its patent counsel, that it has meritorious defenses to this action, there can be no assurance the Company will prevail. In the event that this competitor were to prevail, the Company would be materially adversely affected. See "-Pending Patent Litigation."

Dependence on Electronics Industry; Cyclicality of Semiconductor Industry. The Company's business is highly dependent on the demand for semiconductor devices utilized by the electronics industry. The growth of the Company's business will depend primarily on increased demand for semiconductor devices and products that require thermal solutions. The semiconductor industry has historically been cyclical and subject to significant economic downturns characterized by diminished product demand and eroding average selling prices. A decrease in demand for semiconductor products would reduce demand for the Company's products and have an adverse impact on the Company's results of operations. Further, semiconductor manufacturers and their customers, in developing and designing new products, typically seek to eliminate or minimize thermal problems, and such efforts could have the effect of reducing or eliminating demand for certain of the Company's products. Additionally, the Company believes that many of its OEM customers compete in intensely competitive markets characterized by declining prices and low margins. These OEMs pressure their component suppliers, including the Company, to lower prices regardless of the proprietary content and cost of the suppliers' products. There can be no assurance that demand for semiconductors will increase in the future. The Company believes, based on publicly available market data, that semiconductor growth in 1996 will be lower than in 1995. There can be no assurance that the Company will not be adversely affected by cyclical conditions in the semiconductor and electronics industries. See "-Rapid Technological Change."

Limited Sources of Supply. The Company purchases its raw aluminum logs, aluminum extrusion and aluminum coil stock and various components from a limited number of outside sources. The Company purchases substantially all of its aluminum logs from a single supplier and substantially all of its aluminum coil from another single supplier.

        On September 16, 1996, the Company acquired an aluminum extrusion business located in Franklin, New Hampshire to minimize the risk of an interruption in aluminum extrusion supply. The Company expects that the aluminum extrusion business will supply more than 50% of its raw extrusion needs. This acquisition, will subject the Company to all of the risks associated with the ownership and operation of an aluminum extrusion business. If the available supply of aluminum declines, or if one or more of the current suppliers is unable for any reason to meet the Company's requirements, is acquired by a competitor or determines to compete with Aavid, the Company could experience cost increases, a deterioration of service from its suppliers, or interruptions, delays or a reduction in raw material supply that may cause the Company to fail to meet delivery schedules to customers. Although the Company believes that viable alternate suppliers exist for the aluminum coil stock and components, any unanticipated interruption of supply would have a short-term material adverse effect on the Company. Also, because most suppliers of aluminum extrusion cannot currently meet the product tolerances and design limits required by the Company, any unanticipated interruption of supply of aluminum extrusion would have a material adverse effect until the Company could obtain another supplier which could meet the product tolerances and design limits required by the Company or the Company itself began to produce aluminum extrusion or source an alternative materials technology.

Impact of Changing Aluminum Prices. The Company's results of operations in 1995 and the second half of 1994 were adversely impacted by increases in the price of aluminum. The principal raw material used in the Company's products is aluminum, and aluminum represents a significant component of the Company's cost of goods sold. Market prices for raw aluminum have historically been cyclical and highly volatile and are influenced by numerous factors beyond the control of the Company. After remaining generally flat during 1992 and 1993, aluminum prices in the spot market for ingot increased dramatically in 1994 from $0.54/lb. on January 3, 1994 to $0.945/lb. on December 30, 1994, peaking at $1.035/lb. on January 24, 1995 and gradually decreasing to $0.79/lb. at December 31, 1995. On December 3, 1996, the price for aluminum in the spot market for ingot was $0.72/lb. The Company's ability to pass price increases along to its customers is limited by competitive pressures, customer resistance and price adjustment limitations in the Company's product purchase contracts with its customers. Even if the Company is able to pass along all or a portion of raw material price increases, of which there can be no assurance, there is typically a lag of three to twelve months between the actual cost increase of raw material and the corresponding increase in the prices of the Company's products. There can be no assurance that the Company in the future will be able to recover increased aluminum costs through higher prices to its customers. As the effective purchase price for the Company's aluminum and other raw materials changes, competitive conditions will influence the amount of the change, if any, in the Company's prices to its customers. Fluctuating aluminum prices have a significant effect on the Company's gross margin and could have a material adverse effect upon the Company's results of operations and business, as occurred in 1995 and the second half of 1994. See "-Potential Fluctuations in Operating Results."

Management of Growth. The Company has recently experienced substantial growth and has significantly expanded its operations through manufacturing capacity additions, acquisitions and geographic expansion, including the acquisition of an extrusion business, Fluent and FDI, and the formation, in August 1996, of a joint venture in Taiwan with Birchtek Inc., in which the Company owns a 51% interest, for the development, manufacture and sale of thermal management products in Taiwan. As part of its strategy, the Company intends to increase its manufacturing capacity overseas, expand the products and services it offers and make selective acquisitions. This growth and expansion has placed, and will continue to place, a significant strain on the Company's management, production, technical, financial and other resources. To manage growth effectively, the Company must maintain a high level of manufacturing quality and efficiency, and must continue to enhance its operational, financial and management systems and expand, train and manage its employee base. There can be no assurance that the Company will be able to effectively manage this expansion, and any failure to do so could have a material adverse effect on the Company's operating results and financial condition. See "-Risks Associated with Manufacturing Capacity and Fixed Costs" and "-Dependence on Key Personnel."

         The Company is in the process of implementing new and upgraded operating and financial systems, procedures and controls, including improvements to its accounting and other internal management systems. There can be no assurance that such efforts can be accomplished successfully. Moreover, there can be no assurance that those systems, procedures and controls will, when implemented, be adequate to support the Company's operations. Any failure to expand these areas in a timely manner could have a material adverse effect on the Company's business, operating results and financial condition.

         In February 1995, the Company installed a newly released software system designed for "made-to-order manufacturing." Upon installation, the system was unable to handle Aavid's transaction load, and the Company encountered numerous "bugs" and deficiencies in the functioning of the software. These problems resulted in substantial difficulties in managing production and substantial delays in manufacturing and shipping products, which had a material adverse effect on the Company's results of operations in the first quarter of 1995 and, to a lesser extent, the second and third quarters of 1995. While the system is currently operating adequately, there can be no assurance that this problem will not recur or that other problems will not arise. The Company is beginning the installation of this system in its other manufacturing facilities, and there can be no assurance that the Company will not encounter similar problems at these other facilities.

Risks Associated with Fluent and FDI Acquisitions. In August 1995, the Company acquired Fluent, which provides computerized design and simulation software used to predict air and other fluid flows, heat and mass transfer, chemical reaction and related phenomena. In May 1996, Fluent acquired FDI. The Company has never managed a software company or engaged in the development of software products for sale to third parties. The future success of Fluent will depend on the Company's ability to retain Fluent's management team and continue to attract qualified software engineers. Although the Company believes Fluent is a leader in the market for general purpose computational fluid dynamics software tools used for modeling fluid flow, heat and mass transfer, and chemical reactions, Fluent has very little presence in Aavid's market, thermal management of electronics, and there can be no assurance that Fluent can successfully penetrate this market. Because of the inherent differences between the businesses of Aavid and Fluent, there can be no assurance that the Company and its stockholders will ultimately realize any benefit from the acquisition of Fluent and FDI. See "-Dependence on Key Personnel" and "-Dependence Upon Intellectual Property."

Risks Associated with Manufacturing Capacity and Fixed Costs. During parts of 1994 and 1995, the Company's manufacturing facilities and workforce operated at capacity, despite an increase in manufacturing capacity in 1994 and 1995. Capacity constraints during 1995 were exacerbated by the problems resulting from the installation of the new software system in February 1995, which adversely impacted Aavid's production planning and control capability. As a result of capacity additions which came on line in 1995 and 1996 and the improvement in the performance of the Company's new software system, the Company is not currently operating under a physical capacity constraint. Capacity constraints generally result in longer lead times to customers, thus risking loss of business to competitors because customers value short lead times. A recurrence of capacity constraints could adversely affect the Company in the future. The Company's constantly changing mix of products makes it difficult to manage production efficiently. Any failure by the Company to adequately forecast, plan for or manage efficiently its production could adversely affect the Company's sales and operating results. The Company's ability to add manufacturing capacity depends, in part, on the availability of a qualified pool of employees.

         The Company has added approximately 168,000 square feet of manufacturing capacity since January 1, 1994. In addition, the Company intends to add manufacturing capacity in Canada, Europe and the Far East, initially, in the case of the Far East, through its Taiwan joint venture. The Company's recent capacity additions have resulted, and the planned capacity additions will result, in a significant increase in fixed and operating expenses. If sales levels do not increase sufficiently to absorb these additional expenses, or if demand for the Company's products declines, the Company's operating results would be adversely affected in future periods in light of the fixed costs needed to own or lease and operate its manufacturing facilities.

         A substantial majority of the Company's net sales are generated through its manufacturing operations in Laconia, New Hampshire. If the Company were unable to use all or a substantial portion of its Laconia facility for any reason, the Company's operations would be materially adversely affected until the Company was able to obtain substitute production capability.

Rapid Technological Change. The markets for the Company's products are characterized by rapidly changing technology, frequent new product introductions and enhancements, and rapid product obsolescence. The Company's future success will be highly dependent upon its ability to continually develop new, and enhance existing, products, materials, manufacturing processes and services in order to keep pace with the technological advancements of its customers and their corresponding increasingly complex thermal management needs. There can be no assurance that the Company will be able to identify new product trends or opportunities, develop and bring to market new products, respond effectively to new technological changes or product announcements by others, develop or obtain access to advanced materials, or that its products will receive commercial acceptance. In addition, there can be no assurance that products or technologies developed by others, including the Company's customers, will not render the Company's products or technologies noncompetitive or obsolete.

Competition. The markets for thermal management products and CFD software are highly competitive. Certain of the companies with which the Company competes, including divisions or subsidiaries of large companies and its customers, have substantially greater technical, financial, research and development and marketing resources than the Company. The ability of the Company to compete successfully depends upon a number of factors, including price, customer acceptance of the Company's products, cost effective high-volume manufacturing, proximity to customers, lead times, ease of installation of its products, new product and manufacturing process technology introductions by the Company and its competitors, access to new technologies and general market and economic conditions. Fluent competes primarily on the basis of product performance. There can be no assurance that the Company will be able to compete successfully in the future against existing or potential competitors or that the Company's operating results will not be adversely affected by increased price competition. In addition, there can be no assurance that the Company's customers for thermal management products will not manufacture such products internally rather than purchase them from the Company.

Future Capital Needs. In order to remain competitive, the Company must continue to make significant expenditures for expansion of its operations, including expenditures for capital equipment and new manufacturing facilities in Canada and overseas, and for research and development. In addition, the Company's growth since 1993 has required, and any future growth will require, significant amounts of working capital. The Company believes that the proceeds from its initial public offering, together with existing cash balances, cash flow from operations and existing credit facilities, will be adequate to fund its anticipated capital expenditures and working capital needs through at least 1997. However, after that time, the Company may require additional equity or debt financing to meet its working capital requirements. There can be no assurance that additional capital will not be required sooner or, if required, that it will be available on a timely basis or on terms satisfactory to the Company. The inability of the Company to obtain adequate additional financing on reasonable terms when needed would have a material adverse effect on the Company's business, financial condition and results of operations. If additional funds are raised through the issuance of equity securities, the percentage ownership of then current stockholders of the Company would be reduced. Further, such equity securities may have rights, preferences or privileges senior to those of the Company's Common Stock. At September 28, 1996, the Company had an accumulated deficit of $2.625 million.

Dependence Upon Intellectual Property. The Company believes that the success of its business, particularly the business of its Fluent subsidiary, will depend in part upon its intellectual property, including patents, copyrights, trade secrets, know-how and continuing technology innovation. The Company owns patents and copyrights and seeks patents and copyrights when appropriate on inventions concerning new products and improvements as part of its ongoing research, development and manufacturing efforts. There can be no assurance that any steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation, that any patents or copyrights issued to the Company will not be invalidated, circumvented or challenged or that the rights granted thereunder will provide a competitive advantage. In addition, the laws of certain countries in which the Company's products are, or may be, developed, manufactured or sold, including countries located in Asia, Europe and Latin America, may not provide the Company's products and intellectual property rights with the same degree of protection as the laws of the United States. Furthermore, there can be no assurance that others will not independently develop technologies that are similar or superior to the Company's technology and obtain patents or copyrights thereon. In such event, the Company may not be able to license such technologies on reasonable terms, or at all. Although the Company believes that its products and technology do not infringe upon proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future. Moreover, litigation may be necessary in the future to enforce the Company's patents, copyrights and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's financial condition and results of operations.

Pending Patent Litigation. In August 1992, Thermalloy Inc. ("Thermalloy"), one of the Company's competitors, commenced a legal action against the Company alleging infringement of a Thermalloy patent covering a method of manufacturing heat sinks by gang sawing. Heat sinks made using methods of manufacturing alleged by Thermalloy to infringe its patent are primarily sold for digital electronic applications, principally microprocessors and related chipsets, and constitute substantially all of the Company's digital product line. The Company filed an answer claiming that (i) its methods of manufacturing pin grid array heat sinks did not infringe the patent and (ii) the patent is invalid and unenforceable, among other things, because of the existence of prior art. The Company filed a counterclaim alleging that Thermalloy violated the United
States antitrust laws by attempting to enforce a patent which it knows to be invalid. In April 1993, while the case was pending, Thermalloy petitioned the United States Patent and Trademark Office (the "Patent Office") to reexamine the claims of the patent in light of certain prior art disclosed to Thermalloy by Aavid in the litigation. In the reexamination, Thermalloy sought and obtained new and amended patent claims that attempted to distinguish the published prior art identified by the Company and presented to the Patent Office by Thermalloy. The Company believes that the reexamined claims are invalid because the patent law prohibits the broadening of patent claims on reexamination, and in May 1995 the Company filed a motion for summary judgment on this issue. On March 15, 1996, the United States District Court for the District of New Hampshire granted the Company's motion for summary judgment and found the patent invalid. Thermalloy has filed an appeal. While the Company believes, based on the advice of its patent counsel, that it will prevail on the appeal taken by Thermalloy, there can be no assurance that the Company will ultimately prevail in this matter. In the event that Thermalloy were to prevail in such action, Aavid would be required to cease using the affected technology and/or pay damages and license fees to Thermalloy, which would have a material adverse effect on the Company. In the event that Thermalloy were to prevail and Aavid was unable to obtain a license from Thermalloy or employ a non-infringing method of manufacturing these products, the Company's ability to compete in the digital electronics market would be materially adversely affected. Sales of heat sink products where gang sawing was used to create fins or pins in 1994 and 1995 were $8.7 million and $18.2 million, respectively. The District Court has also dismissed the Company's antitrust counterclaim against Thermalloy. See "-Dependence on Emerging Digital Market."

Dependence on Key Personnel. The Company believes that its future success will depend to a significant extent upon its senior management, many of whom would be difficult to replace. The loss of the services of any key personnel, including Ronald F. Borelli, the Company's Chairman of the Board, President and Chief Executive Officer, D. Max Henderson, Aavid Engineering's President and Chief Operating Officer, and Bharatan R. Patel, Fluent's President and Chief
Executive Officer, could have a material adverse effect upon the Company. The Company's future success will also depend upon its ability to attract and retain qualified management, technical and manufacturing employees, including software engineers, to support its future growth. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The failure to attract and/or retain such persons could materially adversely affect the Company's business, results of operations and financial condition. See "-Management of Growth."

Transaction with Affiliate; Potential Conflict of Interest. Mr. Alan F. Beane, a director of the Company, is the chairman and, together with one of his brothers, 90% owner of Materials Innovation, Inc. ("MII"), a company founded in 1985 and principally engaged in the invention, development and commercialization of novel coatings and thin films, new engineered materials and related net shape part manufacturing technologies. The Company and MII are parties to an agreement pursuant to which the Company licenses certain patents from MII. In addition, MII has conducted research and development for the Company in advanced materials and related net shape part manufacturing technologies. In 1993, 1994, 1995 and the first nine months of 1996, royalty payments and expense reimbursements by the Company to MII totalled $0, $42,000, $37,000 and $13,000, respectively, and sales of MII products and development services to the Company were $270,000, $120,000, $398,000 and $0, respectively.

         Under the terms of Mr. Beane's non-competition agreement with the Company, Mr. Beane is prohibited from competing against the Company. The relationship of MII to the Company is regulated by the terms of an agreement between MII, its principals and Aavid, which prohibits MII from competing with the Company in the markets for heat sinks and other products whose principal purpose is to dissipate heat from electronic devices. MII is pursuing the development of certain products and advanced materials which, if successfully developed, would have application to the Company's business. However, MII is not obligated to license such technology to Aavid, and there can be no assurance that Aavid will benefit from the relationship with MII or will be able to license any intellectual property from MII, if desirable, on acceptable terms or at all. There can be no assurance that a conflict of interest will not develop between Aavid and MII or that Mr. Beane's association with MII will not materially interfere with his responsibilities to the Company.

Foreign Operations. The Company believes that it will need to acquire additional manufacturing facilities overseas to adequately service its customers, many of which have moved manufacturing operations and expanded their business overseas. This trend may have an adverse impact on the Company's sales of domestically manufactured products. As a result, a key element of the Company's business strategy is to expand internationally, particularly in the market for digital electronics applications. The Company's international sales (excluding Canada and Mexico) in 1993, 1994, 1995 and the first nine months of 1996 were $3.3 million, $7.0 million, $14.9 million and $14.4 million, respectively, and Fluent's international sales for its fiscal years ended March 31, 1994 and 1995 and for the period from January 1, 1995 to August 24, 1995 (the date of the acquisition of Fluent) were $4.5 million, $6.3 million and $4.2 million, respectively. In August 1996, the Company formed a joint venture in Taiwan for the development, manufacture and sale of thermal management products in Taiwan. The Company has had only limited experience to date operating outside the United States. There can be no assurance that the Company's expansion of its foreign operations will be successful. Foreign operations are subject to a number of risks, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, economic disruptions, expropriation, nationalization, misappropriation of intellectual property, the imposition of tariffs and import and export controls, changes in governmental policies (including U.S. policy toward these countries) and other factors which could have an adverse effect on the Company's business. In addition, the Company may be subject to risks associated with the availability of, and time required for, the transportation of products to and from foreign countries. The occurrence of any of these factors may delay or prevent the delivery of goods ordered by customers, and such delay or inability to meet customers' requirements would have a material adverse effect on the Company's results of operations and could have an adverse effect on the Company's relationships with its customers. Furthermore, the occurrence of certain of these factors in countries in which Aavid owns or operates manufacturing facilities could result in the impairment or loss of the Company's investment in such countries.

Dependence on Independent Distributors. During 1993, 1994, 1995 and the first nine months of 1996, sales to independent distributors accounted for approximately 14%, 13%, 15% and 13% of net sales, respectively. The largest single distributor accounted for less than 3% of net sales in each of those periods. Several of these distributors have a limited right to return unsold products to the Company, and there can be no assurance that such returns will not have a material adverse effect on the Company. These independent distributors generally are not subject to any minimum purchase requirements and can discontinue marketing the Company's products at any time upon proper notice. Accordingly, the Company must compete for the focus and sales efforts of its distributors. There can be no assurance that the Company's distributors will continue to distribute the Company's products or do so successfully. Although the Company believes that other channels of distribution would be available if the Company were to lose the services of one or more of its independent distributors, there can be no assurance that such loss would not have an adverse effect on its results of operations.

Environmental Regulations. The Company is subject to a variety of federal, state and local environmental laws relating to the storage, discharge, handling, emission, generation, manufacture, use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used to manufacture the Company's products. The Company believes that it has been operating its facilities in substantial compliance in all material respects with existing laws and regulations. Nevertheless, the failure to comply with current or future regulations could result in substantial fines being imposed on the Company, suspension of production, alteration of its manufacturing or cessation of operations. Such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses to comply with regulations. The Company cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require substantial expenditures by the Company and could adversely affect the results of operations of the Company.

Control by Certain Principal Stockholders; Effect of Certain Anti-Takeover Provisions. The Company's executive officers and directors and their affiliated entities as a group beneficially own approximately 54% of the outstanding Common Stock. As a result, Aavid's executive officers and directors as a group will have a significant influence over, and may in fact control, the outcome of all matters submitted to a vote of the Company's stockholders, including the election of directors and significant corporate transactions. The shares beneficially owned by the Company's executive officers, directors and affiliates, combined with the ability of the Board of Directors to issue shares of preferred stock without further vote or action by the stockholders, may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders, which could adversely affect the market price of the Common Stock. The Company's credit agreement provides the lender with the right to require the payment of all outstanding loans if a change in control of the Company occurs. In addition, Section 203 of the Delaware General Corporation Law, which is applicable to the Company, contains provisions that restrict certain business combinations with interested stockholders, which may have the effect of inhibiting a nonnegotiated merger or other business combination.

Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise capital through a public offering of its equity securities. Currently, approximately 3.5 million shares of Common Stock are eligible for sale in the public market without registration, subject to certain volume and other limitations, pursuant to Rule 144 under the Securities Act.
Approximately 1.5 million of such shares of Common Stock are eligible for sale in the public market without limitation pursuant to Rule 144(k) under the Securities Act. Additional shares, including shares issuable upon exercise of options, will also become available for sale in the public market from time to time in the future. Certain of the Company's stockholders have the right to cause the Company to register their shares under the Securities Act and to include their shares in any future registration of securities effected by the Company under the Securities Act. An aggregate of approximately 5.7 million shares of Common Stock, including approximately 2.0 million shares of Common Stock issuable upon exercise of outstanding options and warrants, are covered by such registration rights. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales may have an adverse effect on the market price of the Common Stock. If the Company is required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital.

                              SELLING STOCKHOLDERS

                 The Company will supplement this Prospectus from time to time to include certain information concerning the security ownership of the Selling Stockholders and the position, office or other material relationship which a Selling Stockholder has had within the past three years with the Company or any of its predecessors or affiliates.


                              PLAN OF DISTRIBUTION

                 The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions for their own accounts (which may include block transactions) in the over-the-counter market (including the Nasdaq National Market), or on any exchange on which the Common Stock may then be listed, in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders may also sell such Shares pursuant to Rule 144 promulgated under the Securities Act, or may pledge Shares as collateral for margin accounts and such Shares could be resold pursuant to the terms of such accounts. The Selling Stockholders and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act and any commissions received by them and any profit on the resale of the Shares may be deemed to be Underwriting discounts or commissions under the Securities Act.

                 In order to comply with certain state securities laws, if applicable, the Common Stock will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or any exemption from registration or qualification is available and complied with.

                 The Company has agreed to pay all the costs and expenses of this offering.


                                  LEGAL MATTERS

        The validity of the shares offered hereby have been passed upon for the Company by Fulbright & Jaworski L.L.P., New York, New York. As of December 13, 1996, partners of Fulbright & Jaworski L.L.P. own an aggregate of 4,000 shares of the Company's Common Stock.

                                     EXPERTS

                 The consolidated balance sheets as of December 31, 1994 and 1995 and the consolidated statements of operations, changes in stockholders' equity and cash flows of the Company for the period from September 26 to December 31, 1993 and for the years ended December 31, 1994 and 1995, and the consolidated statements of operations and changes in stockholders' equity and cash flows of the Company's predecessor for the nine months ended September 25, 1993, incorporated by reference in this Prospectus, have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

================================================================================

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.


                                   ----------


                                TABLE OF CONTENTS

                                                    PAGE
                                                    ----
          Available Information..............         2
          Documents Incorporated
           by Reference .....................         2
          Prospectus Summary ................         4
          Risk Factors ......................         6
          Selling Stockholders ..............        17
          Plan of Distribution ..............        17
          Legal Matters .....................        17
          Experts ...........................        18

================================================================================


                                 100,000 Shares



                                  AAVID THERMAL
                               TECHNOLOGIES, INC.




                                  Common Stock





                                   ----------
                                   PROSPECTUS
                                   ----------




                                December 16, 1996


================================================================================

                                     PART II
              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.     INCORPORATION OF DOCUMENTS BY REFERENCE.

      The following documents filed by Aavid Thermal Technologies, Inc. (the "Company") with the Commission (File No. 0-27308) are incorporated herein by reference:

            (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended.

            (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1996.

            (iii) The Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 1996.

            (iv) The Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 1996.

            (v) The Company's Current Report on Form 8-K dated May 16, 1996, as amended.

            (vi)  The Company's Current Report on Form 8-K dated August 29,
                  1996.

            (vii) The Company's Form 8-A dated January 25, 1996.

      In addition to the foregoing, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment indicating that all of the securities offered hereunder have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.     DESCRIPTION OF SECURITIES.

            Not applicable.

ITEM 5.     INTERESTS OF NAMED EXPERTS AND COUNSEL.

        The legality of the Common Stock offered hereby has been passed on for the Company by Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York 10103. As December 13, 1996, partners of Fulbright & Jaworski L.L.P. own an aggregate of 4,000 shares of the Company's Common Stock.

ITEM 6.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145(c) of the General Corporation Law of the State of Delaware ("GCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

            Section 145(b) of the GCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

            Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

            The Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify certain persons, including officers, directors, employees and agents, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware. The Company has also entered into indemnification agreements with its current directors and executive officers. Reference is made to the Certificate of Incorporation, Bylaws and form of indemnification agreement filed as Exhibits 3.1., 3.3. and 10.6 to the Company's Registration Statement (No. 33-99232) on Form S-1, respectively. The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omission, subject to certain limitations.


ITEM 7.     EXEMPTION FROM REGISTRATION CLAIMED.

            Not Applicable.

ITEM 8.     EXHIBITS.

            4.1   --    Aavid Thermal Technologies, Inc. 1995 Non-Employee
                        Director Stock Option Plan (incorporated herein by reference to Exhibit 10.9 to the Company's Registration
                        Statement (No. 33-99232) on Form S-1).

            4.2   --    Form of option agreement.

            5     --    Opinion of Fulbright & Jaworski L.L.P.

            23.1  --    Consent of Coopers & Lybrand L.L.P.

            23.2  --    Consent of Fulbright & Jaworski L.L.P. (contained in
                        their opinion constituting Exhibit 5).

            24    --    Power of Attorney (included in signature page).


ITEM 9.     UNDERTAKINGS.

            (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective dates of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Concord, State of New Hampshire on December 16, 1996.


                    Aavid Thermal Technologies, Inc.


                    By: /s/  Ronald F. Borelli
                        --------------------------------------------------------
                        Ronald F. Borelli, President and Chief Executive Officer


                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald F. Borelli and Mark Brown as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority of do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                           Title                          Date
---------                           -----                          ----

/s/ Ronald F. Borelli      Chairman of the Board of           December 16, 1996
---------------------      Directors, President and Chief
Ronald F. Borelli          Executive Officer (Principal
                           Executive Officer)

/s/ Alan F. Beane            Director                         December 16, 1996
-------------------------
Alan F. Beane


/s/ D. Max Henderson         Director                         December 16, 1996
-------------------------
D. Max Henderson



/s/ David R. A. Steadman     Director                         December 16, 1996
-------------------------
David R. A. Steadman


/s/ Edward F. Glassmeyer     Director                         December 16, 1996
-------------------------
Edward F. Glassmeyer



/s/ M. William Macey, Jr.    Director                         December 16, 1996
-------------------------
M. William Macey, Jr.



/s/ Douglas L. Newhouse      Director                         December 16, 1996
-------------------------
Douglas L. Newhouse



/s/ Bharatan R. Patel        Director                         December 16, 1996
-------------------------
Bharatan R. Patel



/s/ William L. Selden        Director                         December 16, 1996
-------------------------
William L. Selden



/s/ Mark Brown               Vice President, Chief            December 16, 1996
-------------------------    Financial Officer and
Mark Brown                   Treasurer (Principal
                             Financial and Accounting
                             Officer)

                                INDEX TO EXHIBITS

Exhibit
  No.      Description                                                 Page No.
-------    -----------                                                 --------

   4.1     Aavid Thermal Technologies, Inc. 1995 Non-Employee
           Director Stock Option Plan (incorporated herein by reference to Exhibit 10.9 to the Company's
           Registration Statement (No. 33-99232) on Form S-1).

   4.2     Form of option agreement.

   5       Opinion of Fulbright & Jaworski L.L.P.

  23.1     Consent of Coopers & Lybrand L.L.P.

  23.2     Consent of Fulbright & Jaworski L.L.P.
           (contained in their opinion constituting Exhibit 5).

  24       Power of Attorney (included in signature page).